

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2022

Takumi Kitamura
Executive Managing Director and Chief Financial Officer
Nomura Holdings, Inc.
13-1, Nihonbashi 1-chome
Chuo-ku, Tokyo 103-8645
Japan

> **Re: Nomura Holdings, Inc.**
> **Form 20-F for the Fiscal Year Ended March 31, 2021**
> **Filed June 25, 2021**
> **File No. 001-15270**

Dear Mr. Kitamura:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 20-F for the fiscal year ended March 31, 2021

Notes to the Consolidated Financial Statements
Note 20: Affiliated companies and other equity-method investees:
NREH, page F-130

1. You disclose that you recognized an impairment charge during fiscal 2021 of ¥47,661 million related to your equity method investment in Nomura Real Estate Holdings, Inc. (NREH) based on the period and extent to which the share price was below the carrying value. You also disclose that the difference between the carrying value of your investment in NREH and the associated underlying equity in the net assets of NREH of ¥37,140 million was the result of the excess of the underlying equity in net assets over fair value of the investment at March 31, 2021. Please address the following and reference for us, where appropriate, the authoritative literature you rely upon to support your accounting:

- We note that from September 2018 through March 31, 2021, excluding the decline between March 2020 and December 2020, the stock price of NREH has been relatively stable and subsequently increased higher than before March 2020. Provide us your analysis supporting the period and extent to which the share price was below the carrying value to support the recognition of the ¥47,661 million impairment charge during the fourth quarter of fiscal 2021, including why an impairment charge was not recorded for the periods ending March 31, 2019 and March 31, 2020 considering the stock price activity during those periods, which other than the significant decline at the end of March 2020, appears to be reasonably consistent with trading beginning in December 2020.
- Disaggregate by investment, affiliated companies and other equity-method investees for which a quoted market price is available and provide us a rollforward for the carrying amount of ¥340,909 million for each year from March 31, 2017 to March 31, 2021. At each year end tell us the fair value of each depicted investment, your ownership percentage and the related underlying equity in net assets.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mark Brunhofer at 1-202-551-3638 or Michelle Miller at 1-202-551-3368 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance